UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

6 November 2023 Pearson plc ("Pearson") Assessment & Qualifications Investor Seminar Spotlight on our largest and most profitable business at the heart of our lifelong learning strategy

LONDON, 6 November 2023: Pearson, the world's leading learning company, will host an investor seminar today at the New York Stock Exchange for analysts and investors on its largest and most profitable business, Assessment & Qualifications.

The seminar will be hosted by CEO, Andy Bird, and Sally Johnson, CFO. It will feature presentations and Q&A from Art Valentine, President, Assessment & Qualifications; Gary Gates, Managing Director, Pearson VUE; Sharon Hague, Managing Director, US Student Assessment and UK & International Qualifications; and Mary Kempf, SVP, Finance, Assessment & Qualifications. No new material financial information will be provided and there will be no new disclosures on current trading with the Group having already announced Q3 results on 30th October.

The event will be available to view online from 9.00 EST/14.00 GMT at pearson-nyc.connectid.cloud/ . A recording of the event, as well as the presentations, will be available to view on Pearson's website shortly after the event at https://plc.pearson.com/en-GB/investors/performance/results-reports-presentations.

Andy Bird, Chief Executive, commented: "Assessment & Qualifications is at the heart of Pearson's lifelong strategy, and this event will shine a light on what has been and will continue to be the powerhouse of our growth. The need for trusted accreditation and certification has never been greater and extends ever further through people's lifelong learning journeys. Our A&Q business is exceptionally well placed to leverage this, having built scale and strong competitive positions in its chosen markets. It is our largest and most profitable business, its customer base is well diversified, and it benefits from good revenue consistency and visibility, meaning that it makes a particularly high-quality contribution to group performance. We see a broad range of opportunities to build on these strong foundations, driving improved top line and margin performance over the coming years, and unlocking significant synergies with our other businesses.
 ---ENDS---
 Investor Relations                                         Jo Russell                                                                                               +44 (0) 7785 451 266
                                                                       James Caddy                                                                                          +44 (0) 7825 948 218
                                                                       Gemma Terry                                                                                         +44 (0) 7841 363 216
                                                                       Brennan Matthews                                                                                 +1 (332) 238-8785

Teneo Charles Armitstead +44 (0) 7703 330 269

Notes

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 6 November 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary